SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                   FORM 6-K/A

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of: April 2003

                        Commission File Number: 001-16429

                                     ABB Ltd
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
               --------------------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
        ----------------------------------------------------------------
                    (Address of principal executive offices)

        Registrant's telephone number, international: + 011-41-1-317-7111



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X            Form 40-F
                                     ---                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                       No   X
                                  ---                     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. This Form 6-K/A amends Form 6-K filed on April 29, 2003. In that Form 6-K, certain attachments to the press release of ABB Ltd, dated April 29, 2003 were inadvertently omitted. This filing amends the original filing by including all such attachments.

Press Release


Core divisions sustain growth in Q1 2003

o Core divisions increase EBIT to US$ 290 million, up 33 percent over first quarter 2002
o    Group EBIT falls to US$ 92 million due to non-core and corporate activities
o    Operating cash flow negatively impacted by extraordinary items
o    Cost savings program on schedule
o    ABB remains confident of 2003 targets


Zurich, Switzerland, April 29, 2003 - ABB's core divisions Power Technologies and Automation Technologies improved both revenues and earnings in the first quarter of 2003, sustaining the positive trend established in 2002.

Overall group earnings were lower, due to non-core and corporate activities. Cash flow from operations fell because of payments for asbestos and discontinued operations.

"The core divisions are performing according to plan. We are taking profitable market share while improving our cost competitiveness," said Jurgen Dormann, ABB chairman and CEO. "We remain on course to meet our full-year targets in 2003 despite flat market conditions. Our near-term priorities remain to lower our cost base and strengthen our finances through continued divestments."

ABB core divisions Q1 2003 results (US$ millions)
----------------------------------------------------------------------------------------------------------------------
                                                      Jan.- Mar.        Jan.- Mar.                 Change
                                                        2003               2002            Nominal        Local
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Orders              Power Technologies               2,051               1,931              6%             -3%
                    Automation Technologies          2,494               2,164              15%            1%
----------------------------------------------------------------------------------------------------------------------
Revenues            Power Technologies               1,784               1,527              17%            6%
                    Automation Technologies          2,230               1,861              20%            5%
----------------------------------------------------------------------------------------------------------------------
EBIT*               Power Technologies               128                 110                16%            6%
                    Automation Technologies          162                 108                50%            28%
----------------------------------------------------------------------------------------------------------------------
EBIT margin         Power Technologies               7.2%                7.2%
                    Automation Technologies          7.3%                5.8%
----------------------------------------------------------------------------------------------------------------------
* Earnings before interest and taxes

Core divisions

ABB's core divisions reported an 11 percent increase in orders (flat in local currencies).

Revenues were 18 percent higher at US$ 4,014 million (up 5 percent in local currencies) due to a strong order backlog, and their combined EBIT increased 33 percent to US$ 290 million, driven mainly by productivity improvements. Order backlog for the core divisions at the end of March 2003 totaled US$ 9.9 billion.


ABB Group Q1 2003 results (US$ millions)
--------------------------------------------------------------------------------

                    Jan.- Mar.           Jan.- Mar.             Change
                     2003                   2002           Nominal
--------------------------------------------------------------------------------
Orders               5,081               4,695                          8%
--------------------------------------------------------------------------------
Revenues             4,495               3,951                         14%
--------------------------------------------------------------------------------
EBIT*                   92                 272                        -66%
--------------------------------------------------------------------------------
Net income             -45                 155                        n.a.
--------------------------------------------------------------------------------
* Earnings before interest and taxes


Group results
For the first three months of 2003, the group - the Power and Automation Technologies divisions, non-core and corporate activities - reported an 8 percent increase in orders (-4 percent in local currencies) to US$ 5,081 million, compared to US$ 4,695 million in the same period last year. Base orders (orders below US$ 15 million) amounted to US$ 4,766 million, or about 94 percent of total orders, the same as a year earlier. The order backlog was US$ 10,684 million, up about 7 percent from December 31, 2002.

Total revenues in the first quarter were 14 percent higher (flat in local currencies) at US$ 4,495 million, reflecting the sound order backlog of the core divisions.

Group EBIT was US$ 92 million compared to US$ 272 million in the first quarter of 2002, a decrease of US$ 180 million, but ahead of plan for the quarter. Earnings in 2002 included one-time positive items, including a capital gain from the divestment of the Air Handling business of US$ 54 million, recorded in Corporate. In the first quarter of 2003, EBIT was negatively impacted by an approximate US$ 30 million book loss following the divestment of the aircraft leasing portfolio, and write-downs and lower earnings in non-core activities (mainly Building Systems, remaining parts of Structured Finance and Insurance).

Finance net was negative US$ 130 million compared to negative US$ 58 million in the first quarter of 2002, reflecting higher financing costs, a US$ 23 million mark-to-market unrealized loss and related amortization on the equity conversion option on the convertible bond (bifurcation), and an about US$ 30 million write-down in marketable securities.

Discontinued operations reported a net loss of US$ 10 million compared to income of US$ 22 million in the first quarter of 2002. The loss reflects the negative results in the Oil, Gas and Petrochemicals division. The division reported EBIT of US$ 35 million compared to US$ 53 million in the first quarter of last year.

The group's first quarter net loss amounted to US$ 45 million, compared to net income of US$ 155 million for the same period in 2002.

Divestments
The company continued its program of divesting non-core businesses. The company sold its aircraft leasing portfolio for cash proceeds of about US$ 90 million, recording a book loss of about US$ 30 million. ABB also disposed of car leasing assets in its ABB Export Bank unit in the first quarter, realizing a small capital gain on the transaction. ABB said talks were continuing with potential buyers of the Oil, Gas and Petrochemicals division, and ABB remains on target to sell the division and most of the Building Systems business in 2003. The company re-confirmed plans to sell its Equity Ventures participations and the remaining parts of its Structured Finance business.

Cost reduction
ABB said it realized net savings of some US$ 70 million in the first quarter of the year from its Step Change cost savings program. About 1,700 people left the company as a result of Step Change, out of a total reduction of around 4,000 jobs in the quarter. The 18-month program, introduced in late 2002, aims to lower ABB's cost base by about US$ 800 million.

As of March 31, 2003, ABB employed 135,067 people, compared to 139,051 at the end of 2002.

Cash flow
Net cash used by operating activities was US$ 928 million in the first quarter. This figure was influenced by the payment of US$ 226 million by Combustion Engineering for the asbestos trust, and US$ 254 million for discontinued operations, in Oil, Gas and Petrochemicals, as well as US$ 162 million in non-core activities and US$ 57 million in restructuring costs.

The combined cash flow from operations in the two core divisions in the quarter amounted to negative US$ 192 million, which is in line with the seasonal increase in working capital during the first few months of the year.

Balance sheet
Cash and marketable securities totaled US$ 3,814 million at March 31, 2003, (US$ 4,613 million at the end of the previous quarter, December 31, 2002). Long-term debt at March 31, 2003 as a percentage of total debt was 60 percent compared to 68 percent at the end of December 2002. Gross debt amounted to US$ 8,156 million, compared to US$ 7,952 million three months earlier. Gross debt included a draw down of US$ 747 million on the US$ 1.5 billion revolving credit facility negotiated in December 2002.

Mainly as a result of the sale of about 80 million treasury shares during February and March, stockholders' equity rose slightly to US$ 1,078 million at March 31, 2003 from US$ 1,013 million three months previously.

Asbestos
ABB announced in February this year that a U.S. subsidiary, Combustion Engineering (CE), had filed for a pre-packaged Chapter 11 in the U.S. bankruptcy courts. Voting on the pre-packaged plan ended on February 19 and CE has confirmed that it has received more than 75 percent of claimant votes in favor of the plan, representing more than two-thirds of the total value of claims as required for approval by eligible claimants. The court hearing to review and confirm the plan started on April 24 and will continue on May 1 and 2. ABB remains confident the plan will be approved.

Group outlook*
The outlook remains unchanged. From 2002 through 2005, ABB expects a compound average annual revenue growth of about 4 percent.

For 2003, ABB aims to achieve an EBIT margin of 4 percent. For 2005, the Group's target EBIT margin is 8 percent.

By December 31, 2003, total debt is expected to be reduced to about US$ 6.5 billion, and gearing (total debt divided by total debt plus stockholders equity) to be about 70 percent. For 2005, total debt is expected to be reduced to about US$ 4 billion, and gearing to be approximately 50 percent.

*All targets exclude major acquisitions and divestments, and are based on local currencies.

Divisional performance Q1 2003

Beginning this quarter, ABB will report according to its new divisional structure consisting of Power Technologies and Automation Technologies. Unaudited, restated full-year 2001 and quarterly 2002 figures for these divisions were published in the full-year 2002 results on February 27, 2003.

For all figures except EBIT margins, comments refer to the first quarter results expressed in local currencies. EBIT excluding capital gains/losses is shown only if the aggregate of such gains/losses for the division is material (if capital gains/losses represent more than 10 percent of divisional EBIT).

Power Technologies division
------------------------------------------------------------------------------------------------
  US$ in millions                      Jan.           Jan.-March      Change       Change
  (except where indicated)             -March         2002                         In local
                                       2003                                        currencies
------------------------------------------------------------------------------------------------
Orders                                 2,051          1,931           6%           -3%
------------------------------------------------------------------------------------------------
Revenues                               1,784          1,527           17%          6%
------------------------------------------------------------------------------------------------
EBIT                                   128            110             16%          6%
------------------------------------------------------------------------------------------------
EBIT margin                            7.2%           7.2%
------------------------------------------------------------------------------------------------
Restructuring costs                    -11            -24
(included in EBIT)
------------------------------------------------------------------------------------------------

Although orders for Power Technologies decreased slightly, base orders (orders below US$ 15 million) increased by 2 percent, reflecting ABB's strong technologies and customer focus. The Medium-Voltage Products business area contributed with double-digit growth. Large orders (orders above US$ 15 million) decreased compared to the first quarter of last year when ABB took a US$ 115 million order in Mexico. Order improvements in Asia, the Middle East and Africa, and Eastern Europe more than compensated for weak demand in the Americas and mixed demand in Western Europe.

Revenues increased by 6 percent, reflecting our focus on faster project execution. Higher product billings in some Asian and Western European countries also fueled improved revenues. The increase was mainly driven by the Power Systems, Medium-Voltage Products and Utility Automation Systems business areas.

EBIT in the first quarter increased in line with higher revenues. The EBIT margin remained at 7.2 percent as a result of continuing benefits from restructuring programs and improved margins in the systems business and most of the product businesses.

New business highlights included a large order for railway power supply in the U.K., the largest-ever export order recorded by ABB in India, and three significant contracts for power plant automation in Cyprus, Germany and Italy.


Automation Technologies division
------------------------------------------------------------------------------------------------
  US$ in millions                      Jan.-          Jan.-           Change       Change
  (except where indicated)             March          March                        in local
                                       2003           2002                         currencies
------------------------------------------------------------------------------------------------

Orders                                 2,494          2,164           15%          1%
------------------------------------------------------------------------------------------------
Revenues                               2,230          1,861           20%          5%
------------------------------------------------------------------------------------------------
EBIT                                   162            108             50%          28%
------------------------------------------------------------------------------------------------
EBIT margin                            7.3%           5.8%
------------------------------------------------------------------------------------------------
Restructuring costs                    -16            -18
(included in EBIT)
------------------------------------------------------------------------------------------------


In spite of continued price pressure and strong European currencies, orders increased slightly for the quarter. Order increases in the Petroleum, Chemical and Consumer business area, mainly from oil and gas industry customers, were offset by a decline in the Paper, Minerals, Marine and Turbochargers business area. Geographically, the growth came primarily from Europe and Asia (mainly China and India).

Revenues increased 5 percent because of volume growth in the Drives and Motors business area. Last year's demand from original equipment manufacturers (OEMs) and Tier-1 automotive suppliers fueled strong revenue growth in the first quarter of this year for the Robotics, Automotive and Manufacturing business area.

EBIT improved by 28 percent, reflecting productivity improvements. The continued strong focus on improving the gross profit margin on orders, while reducing our overall cost base, resulted in higher EBIT margins in all business areas compared to the same period last year. Strong demand for several new products and continued double-digit growth in our service business also improved first-quarter performance. EBIT margin increased to 7.3 percent from 5.8 percent.

New business highlights included two services agreements in Germany and Italy, worth more than US$ 200 million that are in line with the division's strategy to build higher-margin business across its large installed base, as well as an automation, power and safety contract in Norway.


Non-Core Activities
--------------------------------------------------------------------------------------------------------
US$ in millions                                                       Jan-Mar.              Jan-Mar.**
                                                                          2003                    2002
--------------------------------------------------------------------------------------------------------

EBIT                                                                       -64                      39
--------------------------------------------------------------------------------------------------------
     Insurance                                                              -2                      17
--------------------------------------------------------------------------------------------------------
     Equity Ventures                                                        22                      14
--------------------------------------------------------------------------------------------------------

     Remaining Structured Finance                                          -28                      72
--------------------------------------------------------------------------------------------------------
     Building Systems                                                      -33                      -8
--------------------------------------------------------------------------------------------------------
     New Ventures                                                           -4                     -19
--------------------------------------------------------------------------------------------------------
     Other non-core activities*                                            -19                     -37
--------------------------------------------------------------------------------------------------------

* Comprises mainly Group Processes
** Restated

Non-core activities recorded an EBIT loss for the first quarter of US$ 64 million.

Insurance earnings continued to benefit from a positive premium income development, as experienced in 2002, which was offset in the current quarter by an additional write-down in marketable securities (US$ 13 million).

The loss in the remaining Structured Finance activities is the result of the reduced lease and loan portfolio, lower income from the 35 percent stake in the Swedish Export Credit Corporation, and the loss on the disposal of the aircraft leasing portfolio.

Building Systems posted a loss for the quarter of US$ 33 million, following further project write-downs and restructuring, mainly in Germany and Sweden.

New Ventures reduced losses by implementing cost savings in selling, general and administrative of more than 50 percent.

Corporate
------------------------------------------------------------------------------------------------------

US$ in millions                                                      Jan.-Mar.               Jan.-Mar.
                                                                        2003                    2002
------------------------------------------------------------------------------------------------------

EBIT                                                                      -134                      15
------------------------------------------------------------------------------------------------------
         Headquarters/Stewardship                                         -106                      29
------------------------------------------------------------------------------------------------------
         Research and development                                          -21                     -18
------------------------------------------------------------------------------------------------------
         Other*                                                             -7                       4
------------------------------------------------------------------------------------------------------
* includes consolidation, real estate and Treasury Services.

Headquarters/Stewardship costs increased mainly due to the non-recurrence of several one-time gains during the first quarter of 2002. These one-time items included the profit on disposal of the Air Handling business and the recovery of former chief executives' pension payments.


Other Income and Expenses (included in EBIT)
-----------------------------------------------------------------------------------------------------
US$ in millions                                                        Jan-Mar.              Jan-Mar.
                                                                          2003                   2002
-----------------------------------------------------------------------------------------------------
EBIT                                                                        -25                    81
-----------------------------------------------------------------------------------------------------
     Restructuring charges                                                  -33                   -43
-----------------------------------------------------------------------------------------------------
     Capital (losses) / gains                                                -9                    57
-----------------------------------------------------------------------------------------------------
     Write-downs of assets                                                    0                    -7
-----------------------------------------------------------------------------------------------------
     Income from equity accounted companies, licenses                        17                    74
     and other
-----------------------------------------------------------------------------------------------------

Discontinued Operations
-----------------------------------------------------------------------------------------------------
US$ in millions                                                       Jan-Mar.               Jan-Mar.
                                                                          2003                   2002
-----------------------------------------------------------------------------------------------------

Income (loss)                                                              -10                     22
-----------------------------------------------------------------------------------------------------
Oil, Gas and Petrochemicals                                                -12                     16
-----------------------------------------------------------------------------------------------------
Structured Finance                                                           -                      16
-----------------------------------------------------------------------------------------------------
Metering                                                                    -3                     11
-----------------------------------------------------------------------------------------------------
Asbestos                                                                     4                      0
-----------------------------------------------------------------------------------------------------
Other divested businesses                                                    0                     -3
-----------------------------------------------------------------------------------------------------
Abandoned businesses/Other                                                   1                    -18
-----------------------------------------------------------------------------------------------------


For the first quarter of 2003, losses from discontinued operations amounted to US$ 10 million versus income of US$ 22 million for the same period a year ago, reflecting a decrease in Oil, Gas and Petrochemicals earnings, due to lower EBIT and higher allocated interest expenses.

Oil, Gas and Petrochemicals
-----------------------------------------------------------------------------------------------------
US$ in millions                              Jan.        Jan.-        Change     Change in
(except where indicated)                    -Mar.        Mar.                    local
                                            2003         2002                    currencies
-----------------------------------------------------------------------------------------------------

Orders                                       502         627          -20%       -24%
-----------------------------------------------------------------------------------------------------
Revenues                                     779         973          -20%       -26%
-----------------------------------------------------------------------------------------------------
EBIT                                          35          53          -34%        n.a
-----------------------------------------------------------------------------------------------------


Orders and revenues decreased in the quarter, driven by lower activity in both the Upstream and Downstream markets. Downstream orders included a US$ 97 million contract for BP SECCO in China, while Upstream received a US$ 39 million order for Kizomba B engineering services in Angola. Upstream and Downstream reported lower earnings, reflecting higher project costs.

More information
The 2003 Q1 results press release and presentation slides are available from April 29, 2003 on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a telephone conference for journalists today starting at 1100 Central European Time. Callers should dial +1 412 858 4600 (from the U.S.), +41 91 610 56 00 (from Europe), or +46 8 5069 2105 (from Sweden). Lines will be open 15 minutes before the start of the conference.

To listen to a playback of the conference call, available after 1300 CET on April 29 until May 6 at 1300 CET: Playback numbers: +41 91 612 4330 (Europe) or +1 412 858 1440 (U.S.). The code is 087, which needs to be confirmed by pressing the # key.

A conference call for analysts and investors is scheduled to begin at 1500 CET. Callers should dial +41 91 610 56 00 (Europe), +1 412 858 4600 (from the U.S.), Callers are requested to phone in 10 minutes before the start of the conference call.

The audio playback of the conference call will start one hour after the end of the call and be available for 72 hours. Playback numbers: +41 91 612 4330 (Europe) or +1 412 858 1440 (U.S). The code is 385, which needs to be confirmed by pressing the # key.

Further reporting dates in 2003 are July 29 (Q2), and October 28 (Q3). The annual general meeting will be held on Friday, May 16 in Switzerland with an information meeting for shareholders in Sweden on Monday, May 19.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 135,000 people.

This press release includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects," "believes," "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are major markets for ABB's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB's filings with the U.S. Securities and Exchange Commission. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations, Zurich:                      Investor Relations
Thomas Schmidt, Wolfram Eberhardt             Switzerland: Tel. + 41 43 317 3804
Tel:  +41 43 317 6492, +41 43 317 6512        Sweden: Tel. + 46 21 325 719
Fax: +41 43 317 7958                          USA: Tel: +1  203 750 7743
media.relations@ch.abb.com                    investor.relations@ch.abb.com

                          Summary Financial Information
                          Three Months Ended March 2003

                                     ABB Ltd
                     Summary Consolidated Income Statements

--------------------------------------------------------------------------------------------------------
                                                                          January-March
                                                             -------------------------------------------
                                                               2003                    2002 (restated)
                                                             -------------------------------------------
                                                                        all amounts are unaudited
                                                                  (in millions, except per share data)

Revenues                                                       $           4,495       $           3,951
Cost of sales                                                            (3,395)                 (2,843)
                                                             -------------------------------------------
Gross profit                                                               1,100                   1,108
Selling, general and administrative expenses                               (973)                   (907)
Amortization expense                                                        (10)                    (10)
Other income (expense), net                                                 (25)                      81
                                                             -------------------------------------------
Earnings before interest and taxes                                            92                     272
Interest and dividend income                                                  40                      53
Interest and other finance expense                                         (170)                   (111)
                                                             -------------------------------------------
Income (loss) from continuing operations before taxes                       (38)                     214
and minority interest
Provision for taxes                                                           13                    (67)
Minority interest                                                           (10)                    (14)
                                                             -------------------------------------------
Income (loss) from continuing operations                                    (35)                     133
Income (loss) from discontinued operations, net of tax                      (10)                      22
                                                             -------------------------------------------
Net income (loss)                                              $            (45)       $             155
                                                             ===========================================


Basic earnings (loss) per share:
Income (loss) from continuing operations                       $          (0.03)       $            0.12
Net income (loss)                                              $          (0.04)       $            0.14


Diluted earnings (loss) per share:
Income (loss) from continuing operations                       $          (0.03)       $            0.12
Net income (loss)                                              $          (0.04)       $            0.14

                                     ABB Ltd
                       Summary Consolidated Balance Sheets

                                                                         At                    At
                                                                      March 31             December 31
                                                                        2003                  2002
                                                               ----------------------------------------------
                                                                    (unaudited)             (audited)
                                                                     (in millions, except share data)
                                                               ----------------------------------------------
Cash and equivalents                                              $             1,772     $            2,478
Marketable securities                                                           2,042                  2,135
Receivables, net                                                                7,116                  7,175
Inventories, net                                                                2,594                  2,377
Prepaid expenses and other                                                      1,999                  2,695
Assets in discontinued operations                                               3,256                  3,095
                                                                  ------------------------------------------
Total current assets                                                           18,779                 19,955
Financing receivables, non-current                                              1,681                  1,802
Property, plant and equipment, net                                              2,779                  2,792
Goodwill                                                                        2,343                  2,321
Other intangible assets, net                                                      581                    591
Investments and other                                                           2,109                  2,072
                                                                  ------------------------------------------
Total assets                                                      $            28,272     $           29,533
                                                                  ===========================================

Accounts payable, trade                                           $             2,907     $            2,961
Accounts payable, other                                                         1,884                  2,174
Short-term borrowings and current maturities of long-term
borrowings                                                                      3,286                  2,576
Accrued liabilities and other                                                   7,159                  8,319
Liabilities in discontinued operations                                          2,350                  2,384
                                                                  ------------------------------------------
Total current liabilities                                                      17,586                 18,414
Long-term borrowings                                                            4,870                  5,376
Pension and other related benefits                                              1,703                  1,659
Deferred taxes                                                                  1,165                  1,166
Other liabilities                                                               1,632                  1,647
                                                                  ------------------------------------------
Total liabilities                                                              26,956                 28,262
Minority interest                                                                 238                    258
    Capital stock and additional paid-in capital (1,280,009,432
  shares authorized, 1,200,009,432 shares issued)                                 571                  2,027
    Retained earnings                                                           2,569                  2,614
    Accumulated other comprehensive loss                                      (1,924)                (1,878)
    Treasury stock, at cost (6,830,312 shares at March 31,
  2003)                                                                         (138)                (1,750)
                                                                  ------------------------------------------
Total stockholders' equity                                                      1,078                  1,013
                                                                  ------------------------------------------
Total liabilities and stockholders' equity                        $            28,272     $           29,533
                                                                  ==========================================

                                     ABB Ltd
                  Summary Consolidated Statements of Cash Flows

                                                                                   January - March
                                                                     --------------------------------------------
                                                                             2003            2002 (restated)
                                                                     --------------------------------------------
                                                                              all amounts are unaudited
                                                                                    (in millions)
                                                                     --------------------------------------------
Operating activities
Net income (loss)                                                            $   (45)             $     155
Adjustments to reconcile net income (loss) to net cash used in operating activities:
   Depreciation and amortization                                                  144                   152
   Provisions*                                                                  (470)                 (146)
   Pension and post-retirement benefits                                           (2)                     1
   Deferred taxes                                                                (37)                     6
   Net gain from sale of  property, plant and equipment                          (11)                   (3)
   Other                                                                           68                  (87)
   Changes in operating assets and liabilities:
        Marketable securities (trading)                                            46                    66
        Trade receivables                                                       (113)                   347
        Inventories                                                             (133)                 (164)
        Trade payables                                                           (37)                  (33)
        Other assets and liabilities, net                                       (338)                 (475)
                                                                     --------------------------------------------
Net cash used in operating activities                                           (928)                 (181)
                                                                     --------------------------------------------

Investing activities
Changes in financing receivables                                                  121                 (222)
Purchases of marketable securities (other than trading)                         (793)                 (836)
Purchases of property, plant and equipment                                      (100)                 (152)
Acquisitions of businesses (net of cash acquired)                                (14)                  (10)
Proceeds from sales of marketable securities (other than trading)                 829                 1,103
Proceeds from sales of property, plant and equipment                               45                    23
Proceeds from sales of businesses (net of cash disposed)                           14                   170
                                                                     --------------------------------------------
Net cash provided by investing activities                                         102                    76
                                                                     --------------------------------------------

Financing activities
Changes in borrowings                                                            (87)                 1,336
Treasury and capital stock transactions                                           156                    --
Other                                                                              15                    --
                                                                     --------------------------------------------
Net cash provided by financing activities                                          84                 1,336
                                                                     --------------------------------------------

Effects of exchange rate changes on cash and equivalents                           12                   (6)
Adjustment for the net change in cash and equivalents in
discontinued operations                                                            24                     3
                                                                     --------------------------------------------
Net change in cash and equivalents - continuing operations                      (706)                 1,228
                                                                     --------------------------------------------
Cash and equivalents beginning of period                                        2,478                 2,442
                                                                     --------------------------------------------
Cash and equivalents end of period                                           $  1,772             $   3,670
                                                                     ============================================

Interest paid                                                                $    129             $     137
Taxes paid                                                                   $     54             $      43

* Reclassified to reflect the change in all provisions (previously this line was comprised of restructuring provisions only)

     ABB Ltd notes to summary consolidated financial statements (unaudited)
                    (US$ in millions, except per share data)

Note 1  Developments in the three months ended March 31, 2003:

o    Sale of treasury shares

     In March 2003, the Company sold approximately 80 million treasury shares in two transactions for approximately $156 million.

o    Reclassifications and restatements

     Amounts in prior periods have been reclassified to conform to the Company's current presentation.

     On April 17, 2003, Swedish Export Credit Corporation, an equity accounted investee of the Company, filed an amendment to its annual report on Form 20-F for the fiscal year ended December 31, 2001, to correct an error in its accounting for the fair value of certain financial instruments. Amounts presented in these summary consolidated financial statements include the effect of adjustments recorded by Swedish Export Credit Corporation in the period ended March 31, 2002, to properly account for such instruments in accordance with United States generally accepted accounting principles. These adjustments were not reflected in previously disclosed 2002 quarterly results.

o    Restructuring program

     The 2001 program initiated in July 2001 in an effort to improve productivity, reduce cost base, simplify product lines, reduce multiple location activities and perform other downsizing in response to weakening markets and consolidation of major customers in certain industries continues to be paid out in 2003.

     In the first quarter of 2003, the Company paid termination benefits of $37 million to approximately 850 employees and $1 million to cover costs associated with lease terminations and other exit costs related to the 2001 program. Based on changes in management's original estimate a $2 million reduction in the amounts accrued for workforce reductions, lease terminations and other exit costs have been included in other income (expense), net. Currency fluctuations resulted in a $5 million increase in the liabilities accrued for workforce reductions, lease terminations and other exit costs. At March 31, 2003, accrued liabilities included $57 million for termination benefits and $54 million for lease terminations and other exit costs. The 2001 program was substantially completed during 2002 and the remaining liability will be used through 2003.

     In October 2002, the Company announced the Step change program. The Company estimates that restructuring charges under the Step change program will be approximately $300 million and $200 million, in 2003 and 2004, respectively. The goals of the Step change program are to increase competitiveness of the Company's core businesses, reduce overhead costs and streamline operations by approximately $800 million on an annual basis by 2005. The Step change program is expected to be completed by mid-2004.

     In the first quarter of 2003, related to Step change program, the Company recognized restructuring charges of $24 million related to workforce reductions and $9 million related to lease terminations and other exit costs associated with the Step change program. These costs are included in other income (expense), net. Termination benefits of $16 million were paid to approximately 430 employees and $3 million were paid to cover costs associated with lease terminations and other exit costs. Workforce reductions include production, managerial and administrative employees. Based on changes in management's original estimate a $2 million increase in the amounts accrued for workforce reductions, lease terminations and other exit costs have been included in other income (expense), net. Currency fluctuations resulted in a $1 million increase in the liabilities accrued for workforce reductions, lease terminations and other exit costs. At March 31, 2003, accrued liabilities included $46 million for termination benefits and $34 million for lease terminations and other exit costs.

o    Borrowings

     The Company's total borrowings outstanding at March 31, 2003, and December 31, 2002, amounted to $8,156 million and $7,952 million, respectively. Of the total outstanding, $490 million and $478 million at March 31, 2003, and December 31, 2002, respectively was in the form of commercial paper.

     In December 2002, the Company established a new $1.5 billion 364-day revolving credit facility. This facility includes a 364-day term-out option whereby up to a maximum amount of $750 million may be extended for up to a further 364 days in the form of term loans. As of December 31, 2002, nothing had been drawn under this new facility. In 2003, amounts have been drawn under the facility within the facility's monthly drawing limits and at March 31, 2003, an amount of $747 million was outstanding under the facility.

     The facility is secured by a package of ABB assets, including the shares of the Oil, Gas and Petrochemicals division (which is earmarked for divestment and is included in assets and liabilities in discontinued operations), specific stand-alone businesses and certain regional holding companies. The facility is also secured by certain intra-group loans.

     The facility contains certain financial covenants including minimum interest coverage, maximum gross debt level, a minimum level of consolidated net worth as well as minimum levels of disposal proceeds for specified assets and businesses during 2003.

o    Accounting for the convertible bonds

     In May 2002, the Company issued $968 million aggregate principal amount of convertible unsubordinated bonds due 2007. The Company's shares to be issued if the bonds are converted are denominated and traded in Swiss francs while the bonds are denominated in U.S. dollars. Therefore, under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, and as clarified in discussions between the Company and the United States Securities and Exchange Commission, a component of the convertible bonds must be accounted for as a derivative. A portion of the issuance proceeds is deemed to relate to the value of the derivative on issuance and subsequent changes in value of the derivative are recorded through earnings and as an adjustment to the carrying value of the bond. The allocation of a portion of the proceeds to the derivative creates a discount on issuance which is amortized to earnings over the life of the bond. As a result of the decline in the Company's share price since issuance of the bonds, at December 31, 2002 the Company recorded a gain from the change in fair value of the derivative, partially offset by amortization of the effective discount, resulting in a net decrease to interest and other finance expense of $215 million, with a corresponding reduction in long-term borrowings. At March 31, 2003, as a result of an increase in the value of the derivative since the year-end, combined with the continued amortization of the discount on issuance, there was a charge to earnings of $23 million for the period to March 31, 2003 and a corresponding increase in long-term borrowings, when compared to the December 31, 2002 balance.

o    Discontinued operations

     In November 2002, the Company sold the majority of its Structured Finance business to GE Commercial Finance for total cash proceeds of approximately $2.0 billion. The Company provided to GE Commercial Finance several cash collateralized letters of credit for a total amount of $202 million as security for certain performance-related obligations retained by the Company in connection with the sale. The Structured Finance portfolio divested includes global infrastructure financing, equipment leasing and financing businesses. The divestment of this activity is in line with the Company's strategy to focus on power and automation technologies for industry and utility customers. In addition, the sale of Structured Finance was an important step in the Company's ongoing program to strengthen the balance sheet and reduce net debt.

     Also in December 2002, the Company sold its Metering business to Ruhrgas Industries GmbH of Germany, for total cash proceeds of approximately $223 million. Water and electricity metering is no longer a core business for the Company, and its divestment was part of the Company's strategy to focus on power and automation technologies for industry and utility customers.

     In the fourth quarter of 2002, the Company committed to sell its Oil, Gas and Petrochemical business which has been reflected as discontinued operations as of December 31, 2002. In addition, the Company has also discontinued certain other minor operations and projects.

     These divestments and discontinuations are treated as discontinued operations pursuant to Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, issued in August 2001 by the Financial Accounting Standards Board. The balance sheet and income statement data for all periods presented have been restated to present the financial position and results of operations of the businesses meeting the criteria of SFAS 144 as assets and liabilities in discontinued operations and as discontinued operations. In the statement of cash flows the effects of the discontinued operations are not segregated, as permitted by Statement of Financial Accounting Standards No. 95, Statement of Cash Flows.

     The loss from discontinued operations, including taxes, of $10 million recorded in the first quarter of 2003 includes revenues of $776 million.

     At March 31, 2003, the major classes of assets in discontinued operations were: $278 million of cash, cash equivalents and marketable securities; $1,420 million of receivables; $383 million of inventories; $193 million of prepaid expenses and other; $60 million of financing receivables; $137 million of property, plant and equipment; $485 million of goodwill, $62 million of other intangible assets; and $238 million of investments and other. At March 31, 2003, the major classes of liabilities in discontinued operations were: $1,686 million of accounts payable; $52 million of borrowings; $351 million of accrued liabilities and other; $91 million of pension and post-retirement benefits; $89 million of deferred tax liabilities; and $81 million of other liabilities.

o    Earnings per share

     The potential common shares from the warrants and options outstanding in connection with the Company's management incentive plan, were excluded from the computation of diluted earnings (loss) per share in the periods presented, as their inclusion would have been antidilutive. The potential common shares from the convertible bonds were excluded from the computation of diluted earning (loss) per share in the periods presented, as their inclusion would have been antidilutive.

                                                                       January - March
                                                       ------------------------------------------------
Basic and diluted earnings (loss) per share                      2003                   2002
                                                       ------------------------------------------------
                                                            (in millions, except per share data)

-------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                     $             (35)      $             133
Income (loss) from discontinued operations, net of tax                     (10)                     22
                                                       ------------------------------------------------
Net income (loss)                                            $             (45)      $             155
                                                       ================================================

Weighted average number of shares outstanding                             1,127                  1,113

Basic and diluted earnings (loss) per share:
Income (loss) from continuing operations                     $           (0.03)      $            0.12
Income (loss) from discontinued operations, net of tax                   (0.01)                   0.02
                                                       ------------------------------------------------
Net income (loss)                                            $           (0.04)      $            0.14
                                                       ================================================

o    Stock-based compensation

     The Company has a management incentive plan under which it offers stock warrants to key employees, for no consideration. The Company accounts for the warrants using the intrinsic value method of APB Opinion No. 25 (APB
     25), Accounting for Stock Issued to Employees, as permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock Based Compensation. All warrants were issued with exercise prices greater than the market prices of the stock on the dates of grant. Accordingly, the Company has recorded no compensation expense related to the warrants, except in circumstances when a participant ceases to be employed by a consolidated subsidiary, such as after a divestment by the Company. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation. Fair value of the warrants was determined on the date of grant by using the Binomial option model.

                                                                       January - March
                                                       ------------------------------------------------
                                                                 2003                   2002
                                                       ------------------------------------------------
                                                              (in millions, except per share data)

Net income (loss), as reported                               $             (45)      $             155
Less: Total stock-based employee compensation expense
determined under fair value method for all awards, net
of related tax effects                                                      (5)                    (5)
                                                       ------------------------------------------------
Pro forma net income (loss)                                  $             (50)      $             150
                                                       ================================================

Basic and diluted earnings (loss) per share:
  Basic - as reported                                        $           (0.04)      $            0.14
  Basic - pro forma                                          $           (0.04)      $            0.13

  Diluted - as reported                                      $           (0.04)      $            0.14
  Diluted - pro forma                                        $           (0.04)      $            0.13

o    Commitments and contingencies

     Asbestos
     In February 2003, the Company announced that its U.S. subsidiary, Combustion Engineering (CE), had filed for a pre-packaged Chapter 11 in the U.S. bankruptcy courts. Voting on the pre-packaged plan ended on February 19, 2003, and CE has confirmed that it has received more than 75 percent of claimant votes in favor of the plan, representing more than two-thirds of the total value of claims as required for approval by eligible claimants. A hearing on April 24, 2003, to review and confirm the plan was extended by the judge to May 1 and 2, 2003, to allow sufficient time to hear all of the presentations to the court. The Company remains confident the court will approve the plan.


Note 2  Significant Accounting Policies

The summary consolidated financial information is prepared on the basis of United States (US) generally accepted accounting principles (USGAAP) and is presented in US dollars ($) unless otherwise stated. Data for orders and number of employees are shown as additional information and are not a required disclosure under USGAAP.

Par value of capital stock is denominated in Swiss francs. The summary financial information as of March 31, 2003, should be read in conjunction with the December 31, 2002, financial statements contained in the Company's Annual Report.



New accounting standards
In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 143 (SFAS 143), Accounting for Asset Retirement Obligations, which is effective for fiscal years beginning after June 15, 2002, and requires that the fair value of a legal obligation associated with the retirement of tangible long-lived assets be recognized in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the asset and allocated to expense over its useful life. The Company adopted SFAS 143 effective January 1, 2003. SFAS 143 has not had a material impact on the Company's results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement supersedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-lived Assets to Be Disposed Of, while retaining many of its requirements regarding impairment loss recognition and measurement. In addition, the new Statement broadens the presentation of discontinued operations to include more sold and abandoned businesses. The Company adopted this statement effective January 1, 2002, and, as a result, reflected the assets, liabilities and results of operations of several businesses and groups of assets as discontinued operations for all periods presented to the extent these businesses and groups of assets met the new criteria during 2002. Disposals and abandonments in previous years were not re-evaluated or reclassified.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, which rescinds previous requirements to reflect all gains and losses from debt extinguishment as extraordinary. The Company elected to early adopt the new standard effective April 1, 2002, and, as a result, the gains from extinguishment of debt of $6 million recorded as extraordinary items in the first quarter of 2002 are no longer reflected in extraordinary items.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The standard is effective January 1, 2003, and has been applied to restructuring plans initiated after that date.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of a guarantee; that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at its inception. The recognition of the liability is required even if it is not probable that payments will occur under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. FIN 45 also requires additional disclosures related to guarantees. The recognition measurement provisions of FIN 45 are effective for all guarantees entered into or modified after December 31, 2002. The Company has adopted FIN 45 as of January 1, 2003.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 (SFAS 148), Accounting for Stock-Based Compensation - Transition and Disclosure. An Amendment of FASB Statement No.
123. The Company has elected to continue with its current practice of applying the recognition and measurement principles of APB No. 25, Accounting for Stock Issued to Employees. The Company has adopted the disclosure requirements of SFAS 148 as of December 31, 2002.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. FIN 46 requires existing unconsolidated variable interest entities (VIEs) to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. FIN 46 applies immediately to VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that was acquired before February 1, 2003, FIN 46 applies for periods beginning after June 15, 2003.

In November 2002, the Emerging Issues Task Force of the Financial Accounting Standards Board issued Emerging Issues Task Force No. 00-21 (EITF 00-21), Accounting for Revenue Arrangements with Multiple Deliverables, which was amended in January 2003 and requires that (a) revenue should be recognized separately for separate units of accounting in multiple deliverables arrangement, (b) revenue for a separate unit of accounting should be recognized only when the arrangement consideration is reliably measurable and the earnings process is substantially complete, and (c) consideration should be allocated among the separate units of accounting based on their relative fair value. EITF 00-21 is applicable to transactions entered into after January 1, 2004. The Company believes that EITF 00-21 will not result in a significant change in its practice of accounting for arrangements involving delivery or performance of multiple products and services.


Note 3  Summary of Consolidated Stockholders' Equity

   (in millions)
Stockholders' equity at January 1, 2003                                                  $      1,013
Comprehensive loss:
Net loss                                                                       (45)
Foreign currency translation adjustments                                       (71)
Unrealized gain on available-for-sale securities, net of tax                     37
Unrealized loss of cash flow hedge derivatives, net of tax                     (12)
                                                                     --------------
Total comprehensive loss                                                                         (91)
                                                                                       --------------
Sale of treasury stock                                                                            156
                                                                                       --------------
Stockholders' equity at March 31, 2003 (unaudited)                                       $      1,078
                                                                                       ==============

Note 4  Segment and Geographic Data

In order to streamline the Company's structure and improve operational performance, the Company has, as of January 1, 2003, put into place two new divisions: Power Technologies, which combines the former Power Technology Products and Utilities divisions; and Automation Technologies, which combines the former Automation Technology Products and Industries divisions.

o The Power Technologies division serves electric, gas and water utilities, as well as industrial and commercial customers, with a broad range of products, systems and services for power transmission, distribution and power plant automation.

o The Automation Technologies division blends a product, system and service portfolio with end-user expertise and global presence to deliver solutions for control, motion, protection, and plant optimization across the full range of process, discrete and utility industries.

o The Non-Core Activities division was created in the fourth quarter of 2002 to group the following activities and businesses of the Company: Insurance, Equity Ventures, the remaining Structured Finance business, Building Systems, New Ventures, Air Handling, Customer Service, Group Processes, Logistic Systems, and Semiconductors.

The Company evaluates performance of its divisions based on earnings before interest and taxes (EBIT), which excludes interest and dividend income, interest expense, provision for taxes, minority interest, and income from discontinued operations, net of tax. In accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company presents division revenues, depreciation and amortization, and EBIT, all of which have been restated to reflect the changes to the Company's internal structure.

Segment data

                                                  Orders received
                                        ------------------------------------
  (in millions)                                   January - March
                                        ------------------------------------
                                                  2003              2002

Power Technologies                            $     2,051       $     1,931
Automation Technologies                             2,494             2,164
Non-Core Activities                                 1,027               942
Corporate(1)                                        (491)             (342)
                                        ------------------------------------
Total                                         $     5,081       $     4,695
                                        ====================================


                                                     Revenues
                                        ------------------------------------
  (in millions)                                   January - March
                                        ------------------------------------
                                                  2003              2002

Power Technologies                            $     1,784       $     1,527
Automation Technologies                             2,230             1,861
Non-Core Activities                                   942               873
Corporate(1)                                        (461)             (310)
                                        ------------------------------------
Total                                         $     4,495       $     3,951
                                        ====================================


                                             EBIT (operating income)
                                        ------------------------------------
  (in millions)                                   January - March
                                        ------------------------------------
                                                  2003              2002

Power Technologies                            $       128       $       110
Automation Technologies                               162               108
Non-Core Activities                                  (64)                39
Corporate(1)                                        (134)                15
                                        ------------------------------------
Total                                         $        92       $       272
                                        ====================================



                                           Depreciation and amortization
                                        ------------------------------------
  (in millions)                                   January - March
                                        ------------------------------------
                                                  2003              2002

Power Technologies                            $        44       $        44
Automation Technologies                                60                47
Non-Core Activities                                    24                24
Corporate                                              16                21
                                        ------------------------------------
Total                                         $       144       $       136
                                        ====================================

                                                  Number of employees(2)
                                        ----------------------------------------
                                           March 31, 2003      December 31, 2002

Power Technologies                                 39,975                41,166
Automation Technologies                            56,189                56,600
Non-core activities                                24,554                26,441
Oil, Gas and Petrochemicals                        11,567                11,915
Corporate                                           2,782                 2,929
                                        ----------------------------------------
Total                                             135,067               139,051
                                        =======================================



Geographic Information
                                                Orders received (3)
                                        ------------------------------------
  (in millions)                                   January - March
                                        ------------------------------------
                                                  2003              2002

Europe                                        $     2,957       $     2,553
The Americas                                          863             1,220
Asia                                                  755               542
Middle East and Africa                                506               380
                                        ------------------------------------
Total                                         $     5,081       $     4,695
                                        ====================================


                                                   Revenues (3)
                                        ------------------------------------
  (in millions)                                   January - March
                                        ------------------------------------
                                                  2003              2002

Europe                                        $     2,520       $     2,197
The Americas                                          901               959
Asia                                                  758               541
Middle East and Africa                                316               254
                                        ------------------------------------
Total                                         $     4,495       $     3,951
                                        ====================================

(1) Includes adjustments to eliminate inter-company transactions.

(2) Includes businesses in discontinued operations.

(3) Orders received and revenues have been reflected in the regions based on the location of the customers.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ABB LTD

Date:  April 30, 2003              By: /s/  BEAT HESS
                                      -----------------------------------
                                      Name:  Beat Hess
                                      Title: Group Senior Officer


                                   By: /s/ HANS ENHORNING
                                      ----------------------------------
                                      Name:  Hans Enhorning
                                      Title: Group Vice President